APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Brubaker's Café and Bakery LLC
Income Statement - unaudited
For the period ended 12/31/18 & 12/31/19

	Current Period	Prior Period
	1/1/2019 to 12/31/2019	1/1/2018 to 12/31/2018
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	**-**	**-**
GROSS PROFIT (LOSS)	**-**	**-**
OPERATING EXPENSES		
Advertising and Promotion	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
TOTAL OPERATING EXPENSES	**-**	**-**
OPERATING PROFIT (LOSS)	**-**	**-**
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	**-**	**-**
NET INCOME (LOSS)	**$ -**	**$ -**

Brubaker's Café and Bakery LLC
Balance Sheet - unaudited
For the periods ended 12/31/18 & 12/31/19

	Current Period	Prior Period
	31-Dec-19	**31-Dec-18**
ASSETS		
Current Assets:		
Cash	$ -	$ -
Accounts Receivables	-	-
Inventory	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Other Liabilities	-	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	-	-
Long-Term Liabilities:		
Notes Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	-	-
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	-	-
TOTAL LIABILITIES & EQUITY	$ -	$ -

Brubaker's Café and Bakery LLC
Statement of Cash Flow - unaudited
For the period ended 12/31/18 & 12/31/19

	Current Period 1/1/2019 to 12/31/2019	Prior Period 1/1/2018 to 12/31/2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

I, Jacob Mullikin, certify that:

1. The financial statements of Brubakers Cafe and Bakery, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Brubakers Cafe and Bakery, LLC included in this Form reflects accurately the information reported on the tax return for Brubakers Cafe and Bakery, LLC for the fiscal year ended 2018 (most recently available as of the Date of this Form C).

Signature   *Jacob Mullikin*

Name: Jacob Mullikin

Title: Co-owner